UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Global Defense Technology & Systems, Inc.

(Name of Subject Company)

Global Defense Technology & Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37950B107
(CUSIP Number of Class of Securities)

John Hillen

President and Chief Executive Officer

Global Defense Technology & Systems, Inc.

1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011

703-738-2840

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-800	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 703-760-7700

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) by Global Defense Technology & Systems, Inc. (the “Company”) on March 7, 2011, as amended by Amendment No. 1 filed with the Commission by the Company on March 16, 2011 and Amendment No. 2 filed with the Commission by the Company on March 17, 2011 (such Schedule 14D-9, as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sentinel Acquisition Corporation, a Delaware corporation and direct, wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $24.25 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.           The Solicitation or Recommendation.

(b)                                  Background and Reasons for the Recommendation.

In the third paragraph under the caption “Precedent Transaction Analysis” (which is in the subsection entitled “Opinion of GTEC’s Financial Advisor — Summary of Principal Financial Analyses,” and which appears on pages 31-32 of the Schedule 14D-9), it is stated that Cowen, in analyzing the Selected Precedent Transactions as one of several analyses performed by Cowen to arrive at the Cowen Opinion, compared Enterprise Value as a multiple of LTM EBITDA as of June 1, 2003 to the corresponding multiple as of March 1, 2011, using an index of 17 publicly traded companies in the defense services sector that Cowen deemed relevant in this context (the “Reference Companies”).

This analysis was performed, using publicly available data with respect to the Reference Companies (as more fully explained below), in the context of (and as part of) Cowen’s Precedent Transaction Analysis to determine the median Enterprise Value to LTM EBITDA multiple, at the beginning and end of the period during which the Selected Precedent Transactions were announced.

The following are the names of the Reference Companies, divided for purposes of presentation in this Amendment No. 3 into two lists, though it should be noted that, for purposes of its analysis, Cowen used a single list of the 17 Reference Companies and did not separate them into two lists.  The first list identifies the eight Selected Companies used by Cowen as Reference Companies because they had been publicly traded for a period starting earlier than 2010 (see page 30 of the Schedule 14D-9 for a description of Cowen’s Comparable Companies Analysis, which used a list of Selected Companies of which the eight used as Reference Companies were a subset).  The second list identifies the nine companies used by Cowen as Reference Companies that were included as targets in the list of Selected Precedent Transactions and that Cowen deemed relevant as Reference Companies because they had been publicly traded prior to the completion of the transaction (see pages 30-32 of the Schedule 14D-9 for a description of Cowen’s Precedent Transaction Analysis).

Selected Companies Used as Reference Companies:

CACI International Inc.

Dynamics Research Corporation

Kratos Defense & Security Solutions, Inc.

ManTech International Corporation

NCI, Inc.

SAIC, Inc.

SRA International, Inc.

VSE Corporation

Targets in Selected Precedent Transactions Used as Reference Companies:

Analex Corporation

Anteon International Corporation

DigitalNet Holdings, Inc.

DynCorp International LLC

MTC Technologies, Inc.

Stanley, Inc.

SM&A

SI International, Inc.

Veridian Corporation

As to the nine companies in the second list above, as noted on page 31 of the Schedule 14D-9, Cowen’s analysis disregarded their Enterprise Value as a multiple of LTM EBITDA for periods commencing with and following their respective transaction announcement dates, and Cowen did so in order to reflect only their relevant data as unaffected by the pendency of the transactions in which they were being acquired.

Cowen determined that, for the Reference Companies taken collectively (and with the exclusion referred to above as to the targets in the nine Selected Precedent Transactions), the median Enterprise Value to LTM EBITDA multiple was 11.8x as of June 1, 2003 and 7.2x as of March 1, 2011, representing the reduction of 39% set forth on page 32 of the Schedule 14D-9.

The paragraph that appears on page 32 of the Schedule 14D-9 under the caption “Discounted Cash Flow Analysis,” (which is in the subsection entitled “Opinion of GTEC’s Financial Advisor — Summary of Principal Financial Analyses,”) contains a description of one of several analyses performed by Cowen to arrive at the Cowen Opinion.  That paragraph (which should be read in its entirety) stated that Cowen estimated a range of values for the Common Stock based on the discounted present value of the projected unlevered cash flows of the Company described in the Company Forecasts for the second, third and fourth quarters of the Company’s current fiscal year (ending December 31, 2011) and for each of the Company’s fiscal years ending December 31, 2012, 2013, 2014 and 2015, and the discounted present value of the terminal value of the Company at December 31, 2015. That paragraph also described the method by which Cowen determined, from the Company Forecasts, the unlevered free cash flow of the Company for purposes of its Discounted Cash Flow Analysis. Based on the Company Forecasts, Cowen used the following (aggregating the Company Forecasts for the second, third and fourth quarters of the Company’s current fiscal year) as the amounts of the Company’s unlevered free cash flow for the purposes of its Discounted Cash Flow Analysis:

Year Ended December 31
2011E (Q2-Q4)	2012E	2013E	2014E	2015E
(US$ in millions)
$24.2	$16.8	$21.9	$24.3	$26.6

The chart that appears on page 35 of the Schedule 14D-9 and which follows the sixth paragraph in the subsection entitled “Company Internal Financial Forecasts” is hereby amended and replaced in its entirety with the following (except for the table appearing immediately under the subheading “Reconciliation of Net Income to Adjusted EBITDA is presented below,” which remains unchanged by this Amendment No.3), subject to the same limitations and qualifications contained in pages 33-34 of the Schedule 14D-9 applicable to the table as it appeared in the Schedule 14D-9 prior to this Amendment No.3 :

	As of or for the year ended December 31,
	2011E	2012E	2013E	2014E	2015E
	(US$ in millions, except per share data)

Total Revenue	$326.4	$364.3	$403.3	$445.5	$491.9
Net Income	$13.4	$16.4	$18.6	$21.0	$23.1
Adjusted EBITDA(1)	$32.5	$36.6	$40.3	$44.4	$48.7
Capital expenditures	$1.3	$1.4	$1.4	$1.5	$1.5
Change in operating assets and liabilities (2)	$14.3	$(6.9)	$(4.3)	$(4.7)	$(5.2)
Diluted Earnings Per Share	$1.45	$1.74	$1.96	$2.18	$2.36

(1)          EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization.  Adjusted EBITDA represents EBITDA adjusted for stock-based compensation expense.  EBITDA and Adjusted EBITDA are financial measures that are not calculated in accordance with generally accepted accounting principles, or GAAP. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. We prepare EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance.  We prepare Adjusted EBITDA to eliminate the impact of stock-based compensation expense, which is a non-cash expense that is not a key measure of our operations.

(2)          As compared to December 31 of the prior year.

Item 8.           Additional Information.

Subsection (viii) entitled “Legal Proceedings Regarding the Offer” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

On March 21, 2011, the parties to the complaint filed on March 11, 2011 by Deepak Bhat in the Delaware Court of Chancery (the “Bhat Complaint”) entered into a memorandum of understanding (the “MOU”) providing for a settlement, subject to court approval, of the stockholder action on behalf of Mr. Bhat and a class of the stockholders affected by the transaction (the “Settlement”). The Settlement will be submitted to the Delaware Court of Chancery for approval. If approved by the Delaware Court of Chancery, the Settlement will resolve all of the allegations and claims asserted by the plaintiffs and the class against all defendants in connection with the Offer and the Merger and will further provide for the release and settlement by the class of the Company’s stockholders of all claims against all of the defendants and their affiliates and agents in connection with the Offer and the Merger. As part of the Settlement, all of the defendants deny all allegations of wrongdoing and deny that the disclosures in the Schedule 14D-9 as filed on March 7, 2011 were inadequate, but have agreed to provide certain supplemental disclosures set forth in this Amendment No. 3. The Settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger. The second complaint filed on March 15, 2011 by Michael Rubin in the Delaware Court of Chancery will be stayed in contemplation of its dismissal when the Settlement is approved by the Delaware Court of Chancery.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2011	/s/ John Hillen
John Hillen
President and Chief Executive Officer